Filed Pursuant to Rule 424(b)(7)

Registration No. 333-214778

PROSPECTUS SUPPLEMENT

To prospectus dated December 7, 2016

143,936,001 Common Units
Representing Limited Partner Interests

This prospectus supplement updates and amends certain information contained in the prospectus dated December 7, 2016, as supplemented by the prospectus supplement dated December 30, 2016 (as supplemented, the “Prospectus”), covering the resale by selling unitholders of up to an aggregate of 143,936,001 common units representing limited partner interests in us. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any additional amendments or supplements thereto.

Limited partnerships are inherently different than corporations, and investing in our common units involves a high degree of risk. You should carefully consider the risks relating to investing in our common units and each of the other risk factors described under “Risk Factors” on page 8 of the prospectus dated December 7, 2016 before you make an investment in our common units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common units or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 23, 2017

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is being filed to amend and supplement the information that appears under the caption “Selling Unitholders” in the Prospectus. Capitalized terms that are not defined in this prospectus supplement are defined in the Prospectus. All AAP unit amounts appearing in this prospectus supplement have been adjusted to reflect the reverse split effected by Plains AAP, L.P. on November 15, 2016.

SELLING UNITHOLDERS

On or about December 31, 2016, PAA Management, L.P. (“PAA Management”) and its general partner, PAA Management LLC, dissolved and wound up their affairs (the “Dissolution”). As a result of the Dissolution, 8,199,844 AAP Units previously held by PAA Management were distributed pro rata to the partners of PAA Management, all of whom are either current or former members of PAA senior management or affiliates of current and former members of PAA senior management.

We are amending the Selling Unitholders table in the Prospectus to reflect these transfers and to include or update information with respect to the transferees of such interests.

As of March 15, 2017, there were 723,404,994 common units outstanding.

Selling Unitholders	Common Units Beneficially Owned Prior to the Offering	Percentage of Common Units Beneficially Owned Prior to the Offering	Common Units Offered Hereby	Common Units to be Beneficially Owned After Offering	Percentage of Common Units to be Beneficially Owned After Offering
PAA Management, L.P.	—	—	—	—	—
Current and Former Executive Officers:
Greg Armstrong(1)	7,225,139	1.00%	5,757,268	1,467,871	*
Harry Pefanis(2)	4,616,520	*	3,768,988	847,532	*
Mark Gorman(3)	1,201,095	*	1,026,441	174,654	*
Phillip Kramer(4)	1,176,465	*	781,144	395,321	*
Al Swanson(5)	534,618	*	433,620	100,998	*
W. David Duckett(6)	500,248	*	500,248	—	—
John von Berg(7)	344,451	*	344,451	—	—
Daniel Nerbonne(8)	160,913	*	4,913	156,000	*
Richard McGee(9)	128,159	*	14,739	113,420	*
Christopher Herbold(10)	42,427	*	8,200	34,227	*
Other Current Officers as a Group(11)	2,674,243	*	1,769,804	904,439	*
Other Former Officers as a Group(12)	2,734,192	*	1,788,831	945,361	*
Other Selling Unitholders as a Group(13)	211,406	*	211,206	200	*

*	Less than one percent.
(1)

Mr. Armstrong is the Chairman of the board of directors of PAGP GP and Chief Executive Officer of GP LLC. Common units offered hereby for Mr. Armstrong includes 2,071,859 AAP units received in connection with the Dissolution, and 3,685,409 AAP units previously acquired and covered by this Prospectus.

(2)

Mr. Pefanis is a director of PAGP GP and President and Chief Operating Officer of GP LLC. Common units offered hereby for Mr. Pefanis includes 1,181,676 AAP units received in connection with the Dissolution, and 2,587,312 AAP units previously acquired and covered by this Prospectus.

(3)

Mr. Gorman is an Executive Vice President of GP LLC. Common units offered hereby for Mr. Gorman includes 16,400 AAP units received in connection with the Dissolution, and 1,010,041 AAP units previously acquired and covered by this Prospectus.

(4)	Mr. Kramer is a former Executive Vice President of GP LLC.
(5)	Mr. Swanson is the Executive Vice President and Chief Financial Officer of GP LLC.
(6)	Mr. Duckett is the former Chief Executive Officer of Plains Midstream Canada ULC (“Plains Midstream Canada”), our wholly owned subsidiary.
(7)	Mr. von Berg is the Executive Vice President of Commercial Activities of GP LLC.
(8)	Mr. Nerbonne is the Executive Vice President of Operations & Engineering of GP LLC.
(9)	Mr. McGee is the Executive Vice President, General Counsel and Secretary of GP LLC.
(10)	Mr. Herbold is the Vice President of Accounting and Chief Accounting Officer of GP LLC.
(11)

Includes eight persons not otherwise listed above that collectively beneficially own approximately 0.37% of the common units. All of the selling unitholders in this group are current officers of GP LLC. Common units offered hereby for Other Current Officers as a Group includes an aggregate of 887,500 AAP units received in connection with the Dissolution, and 882,304 AAP units previously acquired and covered by this Prospectus.

(12)

Includes nine persons not otherwise listed above that collectively beneficially own approximately 0.38% of the common units. All of the selling unitholders in this group are former officers of GP LLC or Plains Midstream Canada. Common units offered hereby for Other Former Officers as a Group includes an aggregate of 1,726,202 AAP units received in connection with the Dissolution, and 62,629 AAP units previously acquired and covered by this Prospectus.

(13)

Includes a total of six trusts established for the benefit of the children of a current officer and a former officer. Collectively, these trusts beneficially own approximately 0.03% of the common units.